SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9/A

(Rule 14d-101)

(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Wells Real Estate Investment Trust II, Inc.

(Name of Subject Company)

Wells Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Leo F. Wells, III

President

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt

Jason C. Harmon

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2010 (as amended from time to time, the “Schedule 14D-9”), by Wells Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”).

The original filing on Schedule 14D-9 related to an offer (the “Tender Offer”) by MIRELF III REIT Investments II, LLC, Madison International Real Estate Liquidity Fund III, LP, and Madison International Real Estate Liquidity Fund III, LP (collectively, the “Bidder”) to purchase up to 27,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of the Company, at a price of $3.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the SEC on January 20, 2010, as amended from time to time (the “Offer to Purchase”).

3 Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is amended and supplemented by adding the following:

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Certain Information about Management – Director Independence,” “Certain Information about Management – The Conflicts Committee,” “Certain Information about Management – Compensation of Executive

Officers,” “Certain Information about Management – Compensation of Directors,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2009 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

4 The Solicitation or Recommendation

Item 4(c) of the Schedule 14D-9 is amended and supplemented by adding the following:

Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, the Company’s external advisor, as well as a third-party investment bank engaged by the Conflicts Committee of the Board of Directors, which is a committee composed of all of the independent directors; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.

the Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidder to purchase the Shares at a low price and make a profit, thereby depriving the Stockholders who tender shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however the Board of Directors noted that, as a non-exchange traded REIT, there is a limited trading market for the Shares and the Company has discontinued it share redemption plan until at least September 2010 and that there can be no assurance as to the actual long-term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information;”

2.	the Board of Directors’ belief that the Company’s net asset value per Share is considerably in excess of the Offer Price, which belief is based on the factors noted below; however, the Board of Directors has never estimated the Company’s net asset value per Share and has never estimated the value of its Shares on any basis other than the prices paid for the Shares in the Company’s ongoing public offering;

3.	the Board of Directors’ significant knowledge of the Company’s portfolio of properties, including the creditworthiness of its tenants, the schedule of lease expirations and geographic and tenant diversification, and, in particular, that as of September 30, 2009 (a) the Company’s external advisor estimates that the weighted-average credit rating of the Company’s tenants is approximately equivalent to a Standard and Poor rating of BBB+, (b) leases of approximately 24.7% of the Company’s properties expire through the end of 2013 and (c) approximately 97% of the Company’s leasable space was leased;

4.	that the Company continues its ongoing public offering, which raised gross proceeds of $502,768,978 during 2009 at a price of $10.00 per share (ignoring discounts for certain categories of purchasers);

5.	discussions with the Company’s management and the Company’s outside advisors regarding the trading prices of listed real estate investment trusts relative to their funds from operations, and, in particular, that the Offer Price of $3.00 per Share represents a multiple of the Company’s estimated 2009 adjusted funds from operations of 5.40, as compared to an average multiple of estimated 2009 adjusted funds from operations of 14.26 for listed real estate investment trusts with an investment profile similar to that of the Company;

—

the multiple of the Company’s estimated 2009 adjusted funds from operations was calculated by annualizing adjusted funds from operations for the nine-months ended September 30, 2009 as provided in an 8-K furnished to the SEC by the Company on November 12, 2009.

—

the average multiple of estimated 2009 adjusted funds from operations for listed real estate investment trusts was calculated as the simple average of the closing price on February 5, 2010 divided by the estimated annual adjusted funds from operations for 2009 for 13 listed office real estate investment trusts per the Bloomberg reporting network.

6.	that the Company has been informed that there were 82 reported secondary market transactions in the Shares during the 12 months ended December 31, 2009, ranging from a high of $7.52 and a low of $5.50, with a weighted-average price of $6.60 and that the Offer Price represents a discount of 60.1%, 45.5% and 54.5%, respectively, from the high, low and weighted-average prices of reported transactions in 2009, and that such transactions occurred in a very illiquid market, which would tend to result in sellers receiving a lower price than they otherwise would;

7.	that although the Company can make no assurances with respect to future distributions, any Shares acquired at the Offer Price of $3.00 per Share would provide the Bidder with a dividend yield of 20% per annum, based on the Company’s current dividend rate of 60 cents per annum; and

8.	the fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, such stockholder’s individual liquidity needs.

 6 Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is amended and supplemented by adding the following:

Except as described below, during the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share

Company	12/31/09 - 2/28/10	Sale of shares in best efforts public offering	6,910,610	$10.00 (except that certain categories of purchasers eligible to purchase at discounts to the extent of any lower selling commissions and dealer manager fees paid by the Company, with the lowest discount price being $9.05 per share), for total proceeds of 69,090,440

Bud Carter	2/3/10	Purchase	2,210	$9.05

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ Leo F. Wells, III
Leo F. Wells, III

Date:	March 1, 2010